Roger L. Nicholson Senior Vice President, Secretary and General Counsel (304) 760-2616 Direct (815) 642-4368 Fax RNicholson@intlcoal.com

May 27, 2011

VIA EDGAR AND FACSIMILE

Ms. Peggy Kim

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Ms. Peggy Kim, Special Counsel

Re:	International Coal Group, Inc.

Amendment No. 1 to Schedule 14D-9 filed on May 20, 2011

Schedule 14D-filed on May 16, 2011

File No. 5-81154

Dear Ms. Kim:

We refer to the comment letter dated May 23, 2011 from the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Solicitation/Recommendation Statement on Schedule 14D-9 and Amendment No. 1 to the Schedule 14D-9 filed by International Coal Group, Inc. (the “Company”). Concurrently with the filing of this letter, the Company is filing Amendment No. 2 to the Schedule 14D-9, which addresses the Staff’s comments. For reference purposes, the text of your letter dated May 23, 2011 has been reproduced herein (in bold), with the Company’s responses below each numbered comment.

Schedule 14D-9

Certain Financial Forecasts, page 18

1.	We note that you have included non-GAAP financial measures in this section. Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

RESPONSE: The Company notes the Staff’s comments and has revised its disclosure in the section in Item 4 under the heading “Financial Forecast” to address the disclosures required pursuant to Rule 100(a) of Regulation G.

Ms. Peggy Kim

May 27, 2011

Cautionary Note Regarding Forward-Looking Statements, page 33

2.	Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provisions in any future press release or other communications relating to this offer.

RESPONSE: In response to the Staff’s comment, the Company has revised the language in the section in Item 8 under the heading “Cautionary Note Regarding Forward-Looking Statements” to omit the reference to the Private Securities Litigation Reform Act of 1995.

*    *    *

As requested in the Staff’s letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments with respect to this matter, please contact Randi L. Strudler at Jones Day at (212) 326-3626.

Sincerely,

INTERNATIONAL COAL GROUP, INC.

/s/ Roger L. Nicholson
Roger L. Nicholson
Senior Vice President, Secretary and General Counsel

cc:	Randi L. Strudler (Jones Day)

Robert G. Jones (Arch Coal, Inc.)

Mario A. Ponce (Simpson Thacher & Barlett LLP)